Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 13 JULY 5, 2018
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 13 DATED JULY 5, 2018
TO THE PROSPECTUS DATED SEPTEMBER 20, 2017
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated September 20, 2017, Supplement No. 8 dated March 19, 2018, which amended and superseded all prior supplements, Supplement No. 9 dated April 4, 2018, Supplement No. 10 dated May 3, 2018, Supplement No. 11 dated May 21, 2018 and Supplement No. 12 dated June 5, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•
the daily net asset value, or “NAV”, per share, as determined in accordance with our valuation procedures, for each business day from June 1, 2018 through June 30, 2018, for each of our classes of common stock;

•	determination of our distribution rate for the third quarter of 2018;

•	revisions to “Risk Factors”; and

•	revisions to “Real Estate Investments.”
Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from June 1, 2018 through June 30, 2018.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA
June 1, 2018	$9.64	$9.63	$9.62	$9.63	$9.59	$9.60	$9.59
June 4-8, 2018	$9.64	$9.63	$9.62	$9.63	$9.60	$9.60	$9.59
June 11-13, 2018	$9.64	$9.63	$9.63	$9.63	$9.60	$9.60	$9.60
June 14, 2018	$9.65	$9.63	$9.63	$9.63	$9.60	$9.60	$9.60
June 15-22, 2018	$9.65	$9.64	$9.63	$9.63	$9.60	$9.60	$9.60
June 25-26, 2018	$9.65	$9.64	$9.63	$9.64	$9.60	$9.60	$9.60
June 27, 2018	$9.65	$9.64	$9.63	$9.64	$9.60	$9.61	$9.60
June 28, 2018	$9.65	$9.64	$9.64	$9.64	$9.61	$9.61	$9.60
June 29-30, 2018	$9.66	$9.65	$9.64	$9.64	$9.61	$9.61	$9.61

On any business day, our share sales are made based on the day’s applicable NAV per share. On each business day, our NAV per share for each class of common stock is (1) posted on our website,  www.griffincapital.com, (2) made available on our toll-free, automated telephone line, 1-888-926-2688, and (3) made available on www.nasdaq.com.

Declaration of Distribution

On May 9, 2018, our board of directors authorized a cash distribution at a distribution rate based on 365 days in the calendar year, of $0.00150684932 per day, subject to adjustment for class-specific expenses, per Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share for stockholders as of the close of each business day of the period commencing on July 1, 2018, and ending September 30, 2018. The board of directors also approved payment of such distributions at such time after the end of each month during the period as determined by our Chief Executive Officer.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

Revisions to “Risk Factors”
Revisions to “Risks Associated with Debt Financing”
The following risk factor under the "Risks Associated with Debt Financing" subsection under the "Risk Factors" section of our prospectus is hereby removed and replaced with the following:
If we breach covenants under our credit agreement with KeyBank and other syndication partners, we could be held in default under such agreement, which could accelerate our repayment date and materially adversely affect the value of our stockholders' investment in us.

We entered into an amended and restated credit agreement with KeyBank and other syndication partners under which we through our operating partnership, as the Borrower, were provided with a revolving credit facility in an initial commitment amount of $550 million and a term loan in an initial commitment amount of $200 million, which commitments may be increased under certain circumstances up to a maximum total commitment of $1.25 billion.

In addition to customary representations, warranties, covenants, and indemnities, the Amended and Restated Credit Agreement (as defined and described further below) contains a number of financial covenants and requires us and the Borrower to comply with the following at all times, which will be tested on a quarterly basis: (i) a maximum consolidated leverage ratio of 60%, or, the ratio may increase to 65% for up to four consecutive quarters after a material acquisition; (ii) a minimum consolidated tangible net worth of approximately $530 million, plus 75% of net future equity issuances (including units of operating partnership interests in the Borrower), minus 75% of the amount of any payments used to redeem equity (including units of operating partnership interests in the Borrower) after June 28, 2018; (iii) a minimum consolidated fixed charge coverage ratio of not less than 1.50:1.00; (iv) a maximum total secured debt ratio of not greater than 40%, which ratio will increase by five percentage points for four quarters after closing of a material acquisition that is financed with secured debt; (v) a maximum total secured recourse debt ratio, excluding recourse obligations associated with interest rate hedges, of 10% of our total asset value (as defined); (vi) aggregate maximum unhedged variable rate debt of not greater than 30% of our total asset value; and (vii) a maximum payout ratio (as defined) of not greater than 95%.

If we were to default under the Amended and Restated Credit Agreement, the lenders could accelerate the date for our repayment of the loans, and could sue to enforce the terms of the loans.

Revisions to “Real Estate Investments”
Revisions to “Real Estate Investments - Debt Summary”
The "Real Estate Investments - Debt Summary - Revolving Credit Facility" section of the prospectus is hereby removed and replaced with the following:
Amended and Restated Credit Agreement
On June 28, 2018, we, through our operating partnership (the “Borrower”), entered into that certain amended and restated credit agreement (the "Amended and Restated Credit Agreement") related to a revolving credit facility and a term loan (collectively, the "Loans") with a syndicate of lenders, under which KeyBank, National Association ("KeyBank") serves as administrative agent, and various notes related thereto. In addition, we entered into a guaranty agreement.
Pursuant to the Amended and Restated Credit Agreement, we were provided with a revolving credit facility (the "Revolving Credit Facility") in an initial commitment amount of $550 million (the "Revolving Commitment") and a term loan (the "Term Loan") in an initial commitment amount of $200 million (the "Term Commitment"), which commitments may be increased under certain circumstances up to a maximum total commitment of $1.25 billion. Any increase in the total commitment will be allocated to the Revolving Credit Facility and/or the Term Loan in such amounts as the Borrower and KeyBank may determine. The Loans are evidenced by promissory notes that are substantially similar related to each lender and the amount committed by such lender. Increases in the

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

commitment amount must be made in amounts of not less than $25 million, and increases of $25 million in increments in excess thereof. The Borrower may also reduce the amount of the Revolving Commitment in increments of $50 million, provided that at no time will the Revolving Credit Facility be less than $150 million, and such a reduction will preclude the Borrower's ability to later increase the commitment amount. The Revolving Credit Facility may be prepaid and terminated, in whole or in part, at any time without fees or penalty.
The Revolving Credit Facility also provides for same day swingline advances to be provided by KeyBank (with participation by the other lenders equal to their pro rata share of the Revolving Credit Facility), up to $50 million in the aggregate. Such swingline advances will reduce dollar for dollar the availability under the Revolving Credit Facility, and must be repaid within 10 business days.
The Revolving Credit Facility has an initial term of four years, maturing on June 28, 2022. The Revolving Credit Facility may be extended for a one-year period if certain conditions are met and the Borrower pays an extension fee. Payments under the Revolving Credit Facility are interest only and are due on the first day of each quarter. Amounts borrowed under the Revolving Credit Facility may be repaid and reborrowed, subject to the terms of the Amended and Restated Credit Agreement.
The Term Loan has an initial term of five years, maturing on June 28, 2023. Payments under the Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the Term Loan may not be repaid and reborrowed.
The Loans have an interest rate calculated based on LIBOR plus the applicable LIBOR margin, as provided in the Amended and Restated Credit Agreement, or the Base Rate plus the applicable base rate margin, as provided in the agreement. The applicable LIBOR margin and base rate margin are dependent on the consolidated leverage ratio of the Borrower, us, and our subsidiaries, as disclosed in the periodic compliance certificate provided to the Administrative Agent each quarter. If the Borrower obtains an investment grade rating of its senior unsecured long term debt from Standard & Poor's Rating Services or Moody's Investors Service, Inc., the applicable LIBOR margin and base rate margin will be dependent on such rating.
The Amended and Restated Credit Agreement relating to the Revolving Credit Facility provides that the Borrower must maintain a pool of real properties (each a "Pool Property" and collectively the "Pool Properties") that meet certain requirements contained in the Amended and Restated Credit Agreement. The agreement sets forth certain covenants relating to the Pool Properties, including, without limitation, the following:

•	there must be no less than 15 Pool Properties;

•	no greater than 15% of the aggregate pool value may be contributed by a single Pool Property or tenant;

•	no greater than 15% of the aggregate pool value may be contributed by Pool Properties subject to ground leases;

•	no greater than 20% of the aggregate pool value may be contributed by Pool Properties which are under development;

•	the minimum aggregate leasing percentage of all Pool Properties must be no less than 90%; and

•	other limitations as determined by KeyBank upon further due diligence of the Pool Properties.
Borrowing availability under the Amended and Restated Credit Agreement is limited to the lesser of (i) an asset pool leverage ratio of no greater than 60%, or (ii) an asset pool debt service coverage ratio of no less than 1.35:1.00.
In connection with the Loans, the Borrower paid closing costs, including arrangement fees, commitment fees and legal fees, of approximately $5.5 million. The Borrower will pay KeyBank an administrative agent fee of $25,000 per year. In addition, an unused fee will be payable quarterly which is calculated based on the amount of the unused revolving loan commitments and is equal to 15 basis points if 50% or more of the loan commitments are used or 25 basis points if less than 50% of the loan commitments are used. At the time that the applicable LIBOR margin and base rate margin are determined in accordance with the Borrower's investment grade rating as provided

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

above, the Borrower will pay a quarterly facility fee at a rate that is dependent on such rating and is based upon the total commitments.
In the event that any of the initial Term Commitment is not advanced on or prior to the date which is 90 days from June 28, 2018, such unadvanced amount will incur an unused fee equal to 0.25% annually multiplied by the average daily amount of the unadvanced portion of the Term Commitment. Such unused fee will be payable quarterly in arrears and will start accruing on the date that is 91 days after June 28, 2018 and will stop accruing on the first to occur of (a) the date the Term Commitments are fully advanced, or (b) 270 days after June 28, 2018.

Guarantors of the Loans include us, each special purpose entity that owns a Pool Property, and each of our other subsidiaries which owns a direct or indirect equity interest in a special purpose entity that owns a Pool Property.
In addition to customary representations, warranties, covenants, and indemnities, the Loans require us to comply with the following at all times, which will be tested on a quarterly basis:

•	a maximum consolidated leverage ratio of 60%, or, the ratio may increase to 65% for up to four consecutive quarters after a material acquisition;

•
a minimum consolidated tangible net worth of 75% of our consolidated tangible net worth at closing of the Revolving Credit Facility, or approximately $530 million, plus 75% of net future equity issuances (including units of operating partnership interests in the Borrower), minus 75% of the amount of any payments used to redeem equity (including units of operating partnership interests in the Borrower) after June 28, 2018;

•	a minimum consolidated fixed charge coverage ratio of not less than 1.50:1.00;

•
a maximum total secured debt ratio of not greater than 40%, which ratio will increase by five percentage points for four quarters after closing of a material acquisition that is financed with secured debt;

•	a maximum total secured recourse debt ratio, excluding recourse obligations associated with interest rate hedges, of 10% of our total asset value;

•	aggregate maximum unhedged variable rate debt of not greater than 30% of our total asset value; and

•	a maximum payout ratio of not greater than 95%.
Furthermore, the activities of the Borrower, us, and our subsidiaries must be focused principally on the acquisition, operation, and maintenance of income producing office and industrial real estate properties. The Amended and Restated Credit Agreement contains certain restrictions with respect to the investment activities of the Borrower, including, without limitation, the following: (i) undeveloped land may not exceed 5% of total asset value; (ii) developments that are pre-leased assets under development may not exceed 20% of total asset value; (iii) investments in unconsolidated affiliates may not exceed 10% of total asset value; (iv) investments in mortgage notes receivable may not exceed 15% of total asset value; and (v) leased assets under renovation may not exceed 10% of the total asset value. These investment limitations cannot exceed 25% in the aggregate, based on total asset value, as defined in the Amended and Restated Credit Agreement.
As of June 30, 2018, we had drawn approximately $85,000 pursuant to the Revolving Credit Facility and had $113 million outstanding under the Term Loan.

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